SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended    December 31, 2008

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________

Commission file number    1-724

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:  Phillips-Van Heusen Corporation Associates Investment Plan For Residents Of The Commonwealth Of Puerto Rico

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Phillips-Van Heusen Corporation, 200 Madison Avenue, New York, New York 10016

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR

RESIDENTS OF THE COMMONWEALTH

OF PUERTO RICO

Date: June 29, 2009	By: /s/ Pamela N. Hootkin
Pamela N. Hootkin
Member of Plan Committee

Phillips-Van Heusen Corporation

Associates Investment Plan for Residents
of the Commonwealth of Puerto Rico

Financial Statements

Years ended December 31, 2008 and 2007

Contents

Page

Report of Independent Registered Public Accounting Firm

F-1

Financial Statements

Statements of Net Assets Available for Benefits

F-2

Statements of Changes in Net Assets Available for Benefits

F-3

Notes to Financial Statements

F-4

Supplemental Schedule

Schedule H, Line 4i--Schedule of Investments Held at Year End

F-11

Report of Independent Registered Public Accounting Firm

Administrative Committee of the Plan

Phillips-Van Heusen Corporation

Associates Investment Plan for Residents

of the Commonwealth of Puerto Rico

We have audited the accompanying statements of net assets available for benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Residents of the Commonwealth of Puerto Rico (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of investments held at year end at fair value as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 26, 2009

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

	2008	2007

Assets

Cash	$ 1,275	$ -
Investments, at fair value:
Money market funds	2,544	627
Common collective trust funds	103,096	85,726
Mutual funds	43,195	41,062
Phillips-Van Heusen Stock Fund	14,192	23,296
Participant loans receivable	26,453	14,069
Total investments	189,480	164,780

Contributions receivable	941	286
Loan interest receivable	6	-

Total assets	191,702	165,066

Liabilities

Miscellaneous payables	-	377

Total liabilities	-	377

Net assets available for benefits, at fair value	191,702	164,689

Adjustment from fair value to contract value for interest
in common/collective trust relating to fully
benefit-responsive investment contracts	9,659	2,120

Net assets available for benefits	$ 201,361	$166,809

The accompanying notes are an integral

part of these financial statements

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

STATEMENT OF CHANGES IN NET

ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2008 and 2007

	2008	2007

Additions

Contributions:
Employer, net of forfeitures	$ 21,208	$ 14,584
Employees	37,038	26,916
Interest and investment income	4,882	5,573
Loan interest	1,350	758

Total additions	64,478	47,831

Deductions

Payments to participants	1,265	31,635

Total deductions	1,265	31,635

Net realized and unrealized depreciation
of investments	(28,661)	(8,005)

Net increase in net assets available for benefits	34,552	8,191

Net assets available for benefits at beginning of year	166,809	158,618

Net assets available for benefits at end of year	$ 201,361	$166,809

The accompanying notes are an integral

part of these financial statements

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2008 and 2007

1.

Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the “Company”) Associates Investment Plan for Residents of the Commonwealth of Puerto Rico (the “Plan”) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

Change in Trustee

Effective May 14, 2007, the Plan’s Trustee changed from Nationwide Trust Company to The Charles Schwab Trust Company (the “Trustee”).  The Plan’s Recordkeeper is the 401(k) Company (a Charles Schwab Company).

General

The Plan is a defined contribution plan covering salaried and hourly retail field workers who are residents of the Commonwealth of Puerto Rico who are at least age 21 or older, have completed the earlier of: at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week; or have completed at least 1,000 hours of service during the first 12 months of employment. The Plan is subject to the reporting and disclosure requirements of the Employer Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 10% of pre-tax annual compensation, as defined by the Plan, limited to $8,000 per annum.  In addition, eligible participants who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions up to $1,000.  Effective January 1, 2008, the Company matches 100% of the first 1% of eligible compensation that a participant contributed to the Plan, plus 50% of the next 5% of eligible compensation contributed by the participant.  Prior to January 1, 2008, the Company matched 100% of the first 2% of eligible compensation that a participant contributed to the Plan plus 25% of the next 4% of eligible compensation contributed by the participant.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.

Vesting

Amounts attributable to employee contributions and the allocated earnings thereon are immediately vested.  Effective January 1, 2008, participants become 100% vested in Company contributions and the allocated earnings thereon after two years of service.  Upon death, permanent disability, or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.  Prior to January 1, 2008, participants became 25%, 50%, 75% and 100% vested in Company contributions after two, three, four and five years of service, respectively.

Investment Options

Upon enrollment in the Plan, a participant may direct employee or Company contributions into any one of four pre-mixed asset allocation models or any of 10 individual investment options.  A participant may contribute a maximum of 25% of employee contributions into the PVH Stock Fund.

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral.  The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant’s highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant’s account. Interest is fixed for the term of the loan at the prime rate plus 1%.  Loan repayments are made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

At December 31, 2008, participant loans outstanding totaled $26,453, with maturity dates through 2016 at interest rates ranging from 5% to 9.25%.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Forfeitures

Contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company’s future matching contributions. At December 31, 2008 and 2007, forfeited non-vested accounts totaled $2,201 and $1,849, respectively.

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount equal to the value of their vested account unless the participant notifies the Company of their intent to receive all or a portion of their balance attributable to the PVH Stock Fund paid in the form of shares of the Company’s Common Stock.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

2.

Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

As described in Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (FSP), investments in benefit-responsive investment contracts must be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

permitted transactions under the terms of the Plan.  The Plan invests in investment contracts though a common/collective trust.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investments in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.  As required by the FSP, the Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Reclassifications

For comparative purposes, certain prior period amounts have been reclassified to conform to the current year’s presentation.

Administrative Expenses

Substantially all administrative expenses are paid by the Company.

Investments

Investments are recorded in the accompanying financial statements at fair value in accordance with SFAS 157.  Purchases and sales of securities are reflected on a trade date basis.

All assets of the Plan are held by the Trustee and are segregated from the assets of the Company.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

3.

Transactions with Parties-in-Interest

During the years ended December 31, 2008 and 2007, the Plan purchased 98 and 109 shares, respectively, of the Company’s common stock and received $99 and $90, respectively, from the Company as payment of dividends on its common stock.  The Plan also sold 25 and 340 shares of the Company’s common stock during the years ended December 31, 2008 and 2007, respectively.

4.

Fair Value Measurements

The Plan adopted SFAS 157 at the beginning of 2008.  The standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date.  It also establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value.  The three levels of the hierarchy are defined as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.  This category includes active exchange traded funds, money market funds and equity securities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for identical assets or liabilities in inactive markets, quoted prices for similar assets or liabilities in active markets and inputs other than quoted prices that are observable for substantially the full term of the asset or liability.  This category includes two common collective trust fund whose values are determined using the Net Asset Value (NAV) provided by the administrator of the fund.  NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares.

Level 3 – Unobservable inputs reflecting management’s own assumptions about the inputs are used in pricing the asset or liability. Participant loans are included in this category and valued at amortized cost, which approximates fair value.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

The adoption of SFAS 157 did not have a material impact on the financial statements of the Plan.

The following table sets forth the financial assets of the Plan by level within the fair value hierarchy, as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Common Collective Trust Funds	$ -	$ 103,096	$ -	$ 103,096
Mutual Funds	43,195	-	-	43,195
Phillips-Van Heusen Stock Fund	14,192	-	-	14,192
Money Market Funds	2,544	-	-	2,544
Participant Loans Receivable	-	-	26,453	26,453

Total Investments Measured at Fair Value	$ 59,931	$ 103,096	$ 26,453	$ 189,480

The following tables set forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Balance at January 1, 2008	$ 14,069
Issuances and repayments	12,384

Balance at December 31, 2008	$ 26,453

5.

Investments

During 2008, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as follows:

Mutual Funds	$ (15,792)
Phillips-Van Heusen Stock Fund	(11,225)
Common Collective Trust Funds	(1,644)
Money Market Funds	-

Total realized/unrealized depreciation	$ (28,661)

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Investments that represent 5% or more of the fair value of the Plan’s net assets at the end of the plan year are as follows:

	2008	2007

Investment in Phillips-Van Heusen
Stock Fund	$ 14,192	$ 23,296
Bond Fund of America	17,927	14,851
SEI Stable Asset Fund	99,480	82,223
Dodge & Cox Balanced	-	10,567

6.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 27, 1995 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan has been amended since receiving the determination letter and a new determination letter will be applied for.  The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

7.

Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2008:

	2008	2007
Net assets available for benefits per the financial
statements	$ 201,361	$ 166,809
Less adjustment to contract value	(9,659)	(2,120)

Net assets available for benefits per the Form 5500	$ 191,702	$ 164,689

SUPPLEMENTAL SCHEDULE

EIN:13-1166910

Plan No: 014

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

SCHEDULE H, LINE 4i--SCHEDULE OF INVESTMENTS HELD AT YEAR END

AT FAIR VALUE

December 31, 2008

			(e)
	(b)	(c)	Current
(a)	Identity of Holder	Description of Investment	Value

	The Charles Schwab Trust Co.	Am Beacon US Government MM; 451.5400 shares	$ 451
	The Charles Schwab Trust Co.	Am Beacon Large Cap Value Fund; 442.0280 shares	5,795
	The Charles Schwab Trust Co.	Bond Fund of America; 1,666.0640 shares	17,927
	The Charles Schwab Trust Co.	Dodge & Cox Balanced Fund; 146.0630 shares	7,487
	The Charles Schwab Trust Co.	Federated Capital Reserves Fund; 2,092.6400 shares	2,093
	The Charles Schwab Trust Co.	Growth Fund of America Fund; 236.0930 shares	4,797
	The Charles Schwab Trust Co.	Hartford HLS Small Cap Fund; 21.2630 shares	245
	The Charles Schwab Trust Co.	Lazard Funds Emerging Markets; 0.5060 Shares	6
	The Charles Schwab Trust Co.	SEI Stable Asset Fund; 109,139.4500 shares	99,480
	The Charles Schwab Trust Co.	State Street Bank S&P 500 Index Fund; 144.6510 shares	3,616
	The Charles Schwab Trust Co.	Thornburg International Value Fund; 223.1890 shares	4,339
	The Charles Schwab Trust Co.	Virtus Real Estate Securities Fund; 37.8890 shares	673
	The Charles Schwab Trust Co.	Wells Fargo Small Cap Value Fund; 106.1320 shares	1,926
*	The Charles Schwab Trust Co.	Investment in Phillips-Van Heusen
		Stock Fund; 705.0000 shares	14,192
	The Charles Schwab Trust Co.	Participant Loans Receivable; loans maturing at
		various dates through 2016 and bearing interest
		at rates from 5% to 9.25%	26,453

		Total investments held
		by The Charles Schwab Trust Co.	$ 189,480

An * in Column (a) denotes a party in interest

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Auditors